SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 17, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:	MasterBrand, Inc.

Draft Registration Statement on Form 10

Confidentially Submitted August 17, 2022

Ladies and Gentlemen:

On behalf of MasterBrand, Inc. (“MasterBrand”), a Delaware corporation and a wholly-owned subsidiary of Fortune Brands Home & Security, Inc. (“Fortune Brands”), we are submitting confidentially to the U.S. Securities and Exchange Commission a draft registration statement on Form 10 (the “Draft Registration Statement”) for the registration of MasterBrand’s common stock under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with Fortune Brands’ planned distribution of all of the outstanding shares of MasterBrand common stock to Fortune Brands’ stockholders.

MasterBrand confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national securities exchange.

If you have any questions regarding this confidential submission or need any hard copies of the submission, please contact the undersigned at (212) 839-5684 or sgandhi@sidley.com or Scott Williams at (312) 853-7783 or swilliams@sidley.com.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Very truly yours,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Hiranda Donoghue, Fortune Brands Home & Security, Inc.

Scott Williams, Sidley Austin LLP

Adam Gross, Sidley Austin LLP